EXHIBIT 3.1.5


                         CERTIFICATE OF AMENDMENT TO THE
                          CERTIFICATE OF INCORPORATION
                       OF BIO-REFERENCE LABORATORIES, INC.

To:      The Secretary of State
         State of New Jersey


Pursuant to the provisions of Section 14A:9-4, Corporations, General, of the New Jersey Statutes, the undersigned corporation executes this certificate of amendment to its certificate of incorporation:

         (a) The name of the corporation is Bio-Reference Laboratories, Inc.

         (b) Article 3(A) of the corporation's certificate of incorporation, as amended, is hereby further amended to increase the authorized Common Stock of the corporation from 18,333,333 shares to 35,000,000 shares. The resolution authorizing the amendment and the amendment is as follows:

         RESOLVED that Article 3(A) of this corporation's certificate of incorporation, as amended, be and it hereby is further amended to increase the authorized shares of Common Stock, $.01 par value per share, to 35,000,000 shares, without changing the par value per share, and to read in its entirety as follows:

              "3. Capital Stock (A) authorized Capital Stock. The total number of shares of all classes of stock which this corporation shall have authority to issue is THIRTY SIX MILLION SIX HUNDRED SIXTY SIX THOUSAND SIX HUNDRED SIXTY SEVEN (36,666,667) shares, consisting of THIRTY FIVE MILLION (35,000,000) shares of Common Stock, $.01 par value per share (hereinafter the `Common Stock') and ONE MILLION SIX HUNDRED SIXTY SIX THOUSAND SIX HUNDRED SIXTY SEVEN (1,666,667) shares of Preferred Stock, $.10 par value per share (hereinafter, the `Preferred Stock.')"

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         (c)  The  foregoing  amendment  to  the  corporation's  certificate  of incorporation, as amended, was duly adopted by the shareholders of the corporation at a meeting of shareholders held on July 31, 2003.

         (d) There were an aggregate 11,429,783 shares of Common Stock and an aggregate 604,078 shares of Series A Senior Preferred Stock (and no other classes of stock) entitled to notice of and to vote at the July 31, 2003 shareholder meeting. Each such share was entitled to one vote. The holders of the Common Stock and the Series A Senior Preferred Stock vote together as one class.

         (e) At the July 31, 2003 shareholder meeting, an aggregate 11,178,575 votes were cast for and an aggregate 385,777 votes were voted against the proposed amendment set forth above to Article 3(A) of the corporation's certificate of incorporation, as amended, so that said amendment was duly adopted.

         (f) This amendment is not intended to provide for an exchange, reclassification or cancellation of issued shares.

         (g) This amendment is intended to become effective at the time of filing with the New Jersey Secretary of State.

         Dated this 22nd day of September 2003

                                                BIO-REFERENCE LABORATORIES, INC.



                                                By   S/ Marc D. Grodman
                                                  ------------------------------
----------                                           Marc D. Grodman, President
ATTEST:


         S/ Sam Singer
-----------------------------------------------------
         Sam Singer, Secretary

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